

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
Mail Stop 04-05

June 16, 2005

via facsimile and U.S. mail

Damien E. Reynolds
President, CEO and Director
Tournigan Gold Corporation
700 West Pender Street, Suite 301
Vancouver, British Columbia
Canada V6C 1G8

>   Re: **Tournigan Gold Corporation**
>   **Form 20-FR filed May 20, 2005**
>   **File No. 0-50486**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing, so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2. In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C(b) of Form 20-F, which states that "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement...."

Item 1. Identity of Officers and Directors, page 12

3. In footnote 3 of table 1, it is unclear whether Mr. Bojtos is a resident of Australia or the United States. Please revise to properly disclose his residency.

Item 3. Key Information, page 14

Selected Financial Data, page 14

4. We note that you originally submitted the Form 20-F on May 20, 2005. Please update the exchange rate information as of the most recent date practicable in your next amendment. See Item 3.A.3 of Form 20-F.

Capitalization and Indebtedness, page 17

5. Please confirm that you currently have no debt. Otherwise, please provide the information in a capitalization and indebtedness table as of a date within 60-days of the filing date. See Item 3(B) of Form 20-F.

Risk Factors, page 18

6. Several of your risk factors merely identify concepts or conditions without explaining how they relate to the company or how and why they pose potential risks to the shareholders. Please briefly expand each of your risk factors to explain why they act to create risks or how they could affect shareholders in an adverse way. For instance, the Passive Foreign Investment Company risk factor does not provide how this will be a risk to the shareholder.

7. We note that your risk factors, for the most part, could apply to any company within your industry classification. Please *specifically* tailor your risks so that they apply to your company in particular.

8. Consider including a risk factor discussion addressing the potential conflict of interest between the company and some of its officers and directors who also are executives and serve on boards of companies in the same industry as you.

<u>The Company has no proven reserves on the properties...; page 19</u>

9. We note your disclosure that properties without mineral reserves will have to be discarded causing the company to write-offs and sustaining losses. Please tell us, on a supplemental basis, whether this has occurred to the company in the past.

<u>Going concern assumption used by auditor highlights doubts on the Company's..., page 21</u>

10. Please disclose how this assumption of going-concern will have to change "unless additional funding is obtained."

<u>Principal stockholders, officers and directors have substantial control..., page 23</u>

11. Please disclose the percentage of shares that amount to a *substantial control*.

<u>Employee/Director/Consultant stock options could lead..., page 24</u>

12. Please tell us, on a supplemental basis, how the consultants were able to receive the stock options in exchange for providing specific services to the Company.

<u>Financing Time Line, page 40</u>

13. Please provide the exemption you relied upon in all the private placements that you mention in this section.

14. Please identify the director that you reference in the first paragraph. In addition, please tell us the purpose for the accounts payable.

15. Explain what you mean by "partially-brokered" financing.

<u>Transactions with Related Parties, page 52</u>

16. Please identify each of the parties with whom you had a related party transaction. In addition, please disclose whether each of the transactions were conducted in an arms-length manner.

17. Please disclose the types of services rendered that are considered "consulting fees."

18. We note the President is indebted to the company for $59,958, please tell us how this debt was characterized and what the arrangements are between the Company and the President. In addition, you state that it is "management's opinion that the loan will be paid in full." Please tell us the anticipated date of maturity, in order

for management to opine that the debt will be paid in full.

Management Changes, page 58

19. Please tell us the reason for Paul Simpson's resignation.

Directors and Senior Managers, page 62

20. You state there are no family relationships between any *two* or more directors or senior managers. In addition, you state in Guideline 2 on page 73 that out of the seven board members, six of the directors are unrelated. Please clarify in this section that are family relationships between two directors and identify them.

Canadian Share Ownership, page 79

21. We note that you have 1,100 holders of record in Canada and over 2,700 beneficial owners of the common shares. Please provide what the percentage of beneficial ownership held by these parties as a whole.

Escrowed Shares, page 85

22. Please disclose what you mean by "escrowed" shares.

23. If the pre-consolidation shares were released during Fiscal 1997, please disclose why these shares are still held by Andy Daem ad John Hembling.

Financial Statements

24. Please note that three years of audited financial statements are required by Item 17 of Form 20-F, irrespective of any periods of dormancy. You have provided only two years. Item 17 also requires a reconciliation to U.S. GAAP cash flows, but compliance with SFAS 7 is not required under Item 17. We will continue our review after you have filed the required additional information. Please phone us to discuss this comment prior to responding to this letter.

Engineering comments

General

25. In reference to your "Glossary," please remove all definitions for words you do not use in your filing. This includes "measured," "indicated" and "inferred resources," and "geologic resources." If in the future you have justification to

questions regarding engineering comments. You may contact Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763 with any accounting questions. Contact Susan Min at (202) 551-3727 or me at (202) 551-3740 with any other questions.

Sincerely,



H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
        H. R. Schwall
        B. Stem
        R. Baer
        S. Min